SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 13, 2024.

I.            Date, Time and Place: On May 13, 2024, at 3:00p.m., in a hybrid way, considered held at the headquarters of Gol Linhas Aereas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meetings room, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo.

II.          Call Notice and Attendance: The call notice was submitted in accordance with Article 19 of the Company's Bylaws, and a majority of the members of the Board of Directors attended the meeting.

III.         Presiding Board: Chairman: Sr. Constantino de Oliveira Junior; Secretary: Sra. Renata Domingues da Fonseca Guinesi.

Agenda: To deliberate on: (i) the election of the Company's Officers; (ii) dissolution of the Company's Alliance Committee; (iii) the election of the members of the Company's Committees and Subcommittees; (iv) the determination of the individual compensation of the members of the Board of Directors and the Statutory Board of the Company; and (v) the approval and ratification of all acts carried out by the Company's Statutory Officers and by the members of the Committees and Subcommittee, so that they have retroactive effects from May 1, 2024 to the present date, including those carried out to implement the resolutions taken in the items above.

IV.         Resolution: After the meeting was convened, following the analysis and discussion of the matters listed on the agenda, the present Councilors unanimously and without reservations approved the following:

(i)    The election of the Company's Officers, as indicated below, with a unified term of 1 (one) year, until May 13, 2025: (a) Celso Guimarães Ferrer Junior, Brazilian, married, economist, holder of identity card RG no. 24982348, issued by SSP/SP, enrolled in CPF/MF under no. 309.459.748-33, as Chief Executive Officer; (b) Mario Tsuwei Liao, Brazilian, married, administrator, holder of identity card RG no. 30.494.176-1, issued by SSP/SP, enrolled in CPF/MF under no. 311.128.678/99, as Vice President of Finance and Director of Investor Relations; (c) Carla Patrícia Cabral da Fonseca, Brazilian, single, administrator, holder of identity card RG no. 30.593.936-1, issued by SSP/SP, enrolled in CPF/MF under no. 284.882.578-21, as Vice President Director; and (d) Renata Domingues da Fonseca Guinesi, Brazilian, married, lawyer, holder of identity card RG no. 30611305, issued by SSP/SP, enrolled in CPF/MF under no. 216.662.428-61, as Vice President Director. All with professional address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, City of São Paulo, State of São Paulo, ZIP Code 04626-020.

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The Directors hereby elected declare, in accordance with the provisions of article 37, item II, of Law No. 8,934/1994, article 147, paragraphs 1 and 2, of Law No. 6,404/1976, and Annex K of CVM Resolution No. 80/2022, that they are not involved in any of the crimes provided by law or in any legal or regulatory restrictions that prevent them from engaging in mercantile activities. The terms of office of the Directors hereby elected, along with the declarations of clearance for holding the position, have been duly signed and are filed at the Company's headquarters.

(ii)        The dissolution of the Alliance Committee, as well as the dissolution of its respective Internal Regulation, in accordance with § 2, Article 21, of the Company's Bylaws.

(iii)      The election and/or re-election, as applicable, of the members of the Company's Committees and Subcommittee, with a unified term of 1 (one) year, until May 13, 2025, as follows:

•	Statutory Audit Committee: (a) Mr. Germán Pasquale Quiroga Vilardo, Brazilian, legally separated, engineer, holder of identity card RG no. 38,746,171-1, issued by SSP/SP, enrolled in CPF under no. 009,943,227-71, both with professional address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, City of São Paulo, State of São Paulo, ZIP Code 04626-020; (b) Mrs. Marcela de Paiva Bomfim Teixeira, Brazilian, married, expert administrator in corporate accounting matters and Audit Committee Financial Expert, holder of identity card RG no. MG 11009076, issued by PC/MG, enrolled in CPF under no. 012,640,496-84, with professional address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, City of São Paulo, State of São Paulo, ZIP Code 04626-020; and (c) Mr. Philipp Michael Schiemer, German, married, business administrator, holder of the Registro Nacional de Estrangeiros (RNE) no. V 113077-M, residing at Vogelherdweg 24, 70771 Leinfelden-Echterdingen, Germany.

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•	Corporate Governance and People Committee: (a) Mr. Constantino de Oliveira Junior, Brazilian, married, businessman, holder of identity card RG no. 929,100, issued by SSP/DF, enrolled in CPF/MF under no. 417,942,901-25; (b) Mr. Paulo Sergio Kakinoff, Brazilian, married, business administrator, holder of identity card RG no. 25,465,939-1, issued by SSP/SP, and enrolled in CPF/MF under no. 194,344,518-41; (c) Mr. Ricardo Constantino, Brazilian, married, businessman, holder of identity card RG no. 671,071 SSP/DF, enrolled in CPF under no. 546,988,806-10; (d) Mrs. Betânia Tanure de Barros, Brazilian, married, psychologist, holder of identity card RG no. M-1,072,104, enrolled in CPF under no. 385,001,086-49, all with professional address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, City of São Paulo, State of São Paulo, ZIP Code 04626-020; (d) Mr. Philipp Michael Schiemer, previously mentioned.

•	Financial Policies Committee: (a) Mr. Antonio Kandir, Brazilian, divorced, engineer, holder of identity card RG no. 4,866,700-6, issued by SSP/SP, enrolled in CPF under no. 146,229,631-91, with the business address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, ZIP Code 04626-020, in the Capital of the State of São Paulo; (b) Mr. Celso Guimarães Ferrer Junior, previously mentioned; (c) Mr. Mario Tsuwei Liao, previously mentioned; and (d) Mr. Constantino de Oliveira Junior, previously mentioned.

•	Risk Committee: (a) Mr. Antonio Kandir; (b) Mr. Celso Guimarães Ferrer Junior; and (c) Mr. Mario Tsuwei Liao, all previously mentioned.

•	Subcommittee on Accounting Policies, Taxation, and Financial Statements: (a) Mrs. Valdenise dos Santos Menezes, Brazilian, married, accountant, holder of identity card RG no. 05,929,893-5, issued by Detran/RJ, enrolled in CPF under no. 836,229,937-15; (b) Mr. Marcos da Cunha Carneiro, Brazilian, married, economist, holder of identity card RG no. 04,831,135-1, issued by IFP/RJ, enrolled in CPF under no. 663,964,337-53; (c) Mr. Natan Szuster, Brazilian, married, accountant, holder of identity card RG no. 2,964,224, issued by Detran/RJ, and enrolled in CPF under no. 388,585,417-15, all with the business address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, ZIP Code 04626-020, in the Capital of the State of São Paulo; and (d) Mr. Mario Tsuwei Liao, previously mentioned.

•	Safety Committee: (a) Mr. Celso Guimarães Ferrer Junior, previously mentioned; (b) Mr. Constantino de Oliveira Junior, previously mentioned; and (c) Mr. Ricardo Constantino, previously mentioned; e (d) Mr. Sergio Quito, Brazilian, married, aeronaut, holder of the Cédula de Identidade COMAER/SP no. 327,413, enrolled in CPF under no. 820,327,858-20, with professional address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, City of São Paulo, State of São Paulo, ZIP Code 04626-020.

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•	Special Independent Committee: (a) Mrs. Marcela de Paiva Bomfim Teixeira, previously mentioned; (b) Mr. Timothy Robert Coleman, American, married, retired banker, holder of passport no. 54852617; and (c) Mr. Paul Stewart Aronzon, American, single, lawyer, holder of passport no. A08738760, both with professional address in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, no. 4,100, 5th floor, ZIP Code: 04538-132.

The members of the Company's Committees and Subcommittee hereby elected declare, in accordance with the provisions of article 37, item II, of Law No. 8,934/1994 and article 147, paragraphs 1 and 2, of Law No. 6,404/1976, that they are not involved in any of the crimes provided by law or in any legal or regulatory restrictions that prevent them from engaging in mercantile activities. The terms of office of the members of the Committees and Subcommittee hereby elected, along with the declarations of clearance for holding the position, have been duly signed and are filed at the Company's headquarters.

(iv)       The determination of the individual compensation of the members of the Board of Directors and the Statutory Officers, in accordance with Article 17, sole paragraph, of the Company's Bylaws, as proposed and filed at the Company's headquarters, considering the total compensation amount approved on April 30, 2024, by the Ordinary General Meeting.

(v)        The approval and ratification of all acts carried out by the Company's Statutory Officers and by the members of the Committees and Subcommittee, so that they have retroactive effects from May 1, 2024 to the present date, including those carried out for the implementation of the deliberations taken in the items above.

V.          Closing: Having no further matters to discuss, the meeting was adjourned for the drafting of these minutes, which were read, approved, and signed by the members of the Board of Directors present. The present Board members also signed a true English version of these minutes (freely translated), which will remain archived at the Company's headquarters.

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São Paulo, May 13, 2024.

Presiding Board:

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

Board Members:

Constantino de Oliveira Junior	Ricardo Constantino

Philipp Schiemer	Germán Pasquale Quiroga Vilardo

Timothy Robert Coleman	Paul Stewart Aronzon

Anmol Bhargava	Marcela de Paiva Bomfim Teixeira

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer